Exhibit 99.1

TIAN RUIXIANG Holdings Ltd Completes Acquisition of Ucare Inc., Marking Strategic Expansion into AI-Powered Health Insurance Solutions

BEIJING, June 30, 2025 (GLOBE NEWSWIRE) -- TIAN RUIXIANG Holdings Ltd (Nasdaq: TIRX) (the "Company" or “TRX”), a China-based insurance broker, today announced it has completed the acquisition of 100% of issued and outstanding shares of Ucare Inc. (“Ucare”), the sole operator of China’s only cloud-based AI-driven hospital and health insurance risk management platform. The all-stock transaction, valued at US$150 million, marks a major milestone in TRX’s strategy to expand into in-hospital distribution channels and capture new growth opportunities within the health insurance sector.

As part of the closing, TRX has issued 101,486,575 Class A ordinary shares, each with a par value of US$0.025. Powered by the largest hospital database and a cloud-based generative AI platform, Ucare develops innovative healthcare solutions that help providers, payers, and institutions reduce fraud, abuse, waste, and administrative costs. Following the acquisition, Ucare will harness TRX’s robust platform, capital resources, and strategic relationships to advance R&D, embed cutting-edge generative AI into clinical pathways, and broaden its reach from healthcare providers to insurance partners.

Leveraging Ucare’s existing relationships with over 4,000 hospitals and leading AI analytics, TRX will expand business channels and build unique health insurance service offerings. Ucare’s generative AI platform will be integrated into TRX’s underwriting and claims processing health insurance workflows to reduce fraud, streamline operations, and improve pricing precision.

Ms. Sheng Xu, Director, Chairwoman and Chief Executive Officer of TRX, stated, “We are thrilled to officially welcome Ucare to the TRX family. This acquisition places us at the intersection of healthcare and insurance, unlocking data-driven insights that will transform how health insurance is designed, sold, and serviced. In the coming months, we are focused on expediting Ucare’s growth by building on the success it’s already achieved, while designing differentiated offerings that align with evolving patient needs and national healthcare priorities. Our long-term goal is to create a seamless insurance-hospital ecosystem that enhances transparency, efficiency, and accessibility for all stakeholders.”

Mr. Wei Zhu, Chief Executive Officer of Ucare, added, “Joining TRX opens an exciting new chapter for Ucare’s mission to reshape hospital and health insurance risk management in China. With TRX’s resources, we are well-positioned to accelerate our platform deployment and deepen integration with insurance services. Together, we will lead the next wave of innovation in medical cost containment and health insurance.”

About TIAN RUIXIANG Holdings Ltd

TIAN RUIXIANG Holdings Ltd, headquartered in Beijing, China, is an insurance broker operating in China through its China-based variable interest entity. It distributes a wide range of insurance products, which are categorized into two major groups: (1) property and casualty insurance, such as commercial property insurance, liability insurance, accidental insurance, and automobile insurance; and (2) other types of insurance, such as health insurance, life insurance, and other miscellaneous insurance.

About Ucare Inc.

Ucare Inc. develops innovative healthcare solutions that enable providers, payers, and institutions to reduce fraud, abuse, waste, and administrative costs. Powered by the largest hospital database, Ucare's cloud-based generative AI platform continuously refines disease models by integrating real-world data, the latest medical guidelines, and real-time intelligence. Ucare's vision is to ease the burden on patients, expand coverage, and ultimately improve access to healthcare for everyone.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For investor and media enquiries, please contact:

TIAN RUIXIANG Holdings Ltd

Investor Relations Department

Email: ir@tianrx.com

Water Tower Research

Feifei Shen

Email: feifei@watertowerresearch.com